Delisting Determination, The Nasdaq Stock Market, LLC,
November 8, 2019, DermTech, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of DermTech, Inc.
(the Company), effective at the opening of the trading session on November 18, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(3). The Company was notified of the Staffs determination on August 22, 2019.
The Company appealed the determinations to a Hearing Panel.
On September 3, 2019, the Company was notified that it had not complied with the requirements of IM-5101-22, which served as an additional basis for delisting.
Upon review of the information provided
by the Company, the Panel issued a decision dated
October 16, 2019, declaring that the Company meets the criteria for initial listings on the Exchange, and will, accordingly, continue the Company listing on the Capital Market of the common stock. The Panel further decided to delist the Company warrant, effective at the open of trading on October 18, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on October 18, 2019.